Exhibit 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,
(Dollars in millions)	2016	2015	2014	2013	2012
Earnings before income taxes excluding noncontrolling interest	$1,044	$1,123	$984	$1,672	$642
Add:
Interest expense	281	279	203	186	148
Appropriate portion of rental expense (1)	30	26	23	20	23
Amortization of capitalized interest	5	6	6	6	7
Earnings as adjusted	$1,360	$1,434	$1,216	$1,884	$820

Fixed charges:
Interest expense	$281	$279	$203	$186	$148
Appropriate portion of rental expense (1)	30	26	23	20	23
Capitalized interest	7	7	7	4	4
Total fixed charges	$318	$312	$233	$210	$175

Ratio of earnings to fixed charges	4.3x	4.6x	5.2x	9.0x	4.7x

(1)
For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense. The appropriate portion of rental expense disclosed above for the years ended December 31, 2015, 2014, 2013, and 2012 has been revised to correct the amounts previously disclosed of $30 million, $27 million, $24 million, and $26 million, respectively, included in Exhibit 12.01 to the Company's 2015 Annual Report on Form 10-K.